Exhibit 10.1

February 21, 2014

Atul Bali
Via e-mail

Dear Atul,

I am extremely pleased to offer you employment at RealNetworks, Inc. (“Real”, the “Company” or “us”) as President, Games, reporting directly to me. Your start date will be mutually determined between us but in no case later than April 15, 2014.

This offer is for a full-time, exempt, regular position with RealNetworks. Your responsibilities will be as directed by RealNetworks commensurate with your title. You will be paid a salary, which is equivalent on an annualized basis to $400,000 (subject to normal withholdings), payable semi-monthly in accordance with our normal payroll procedures. You are eligible to participate in the Executive MBO Plan with an annual target bonus equivalent to 75% of your base salary, or $300,000, for an annual target total cash compensation of $700,000. You will have an opportunity to earn more than your target bonus (at least 100% of base salary) if you overattain the targets set forth in your Executive MBO Plan. Specific targets will be established by the Compensation Committee of our Board of Directors annually. For the 2014 plan year, your eligibility in the Executive MBO Plan will be pro-rated based on full months’ eligibility. Eligible employees hired after the first of the month will not begin pro-ration of their target bonus until the first day of the next month.

You will be eligible to receive equity awards subject to the terms of the RealNetworks 2005 Stock Incentive Plan (the “Plan”). Subject to and effective upon the commencement of your employment and the approval of the Compensation Committee, you will receive a grant of stock options for the purchase of 400,000 shares of RealNetworks common stock, which will begin vesting on the first day of your employment and will be subject to all other provisions contained in the Plan and your stock option award agreement. These stock options will fully vest after four years of continuous employment in accordance with Real’s standard vesting practices for new employees (i.e. vesting of 25% after the first 12 months of employment and vesting of 12.5% at the expiration of each successive six months of employment). Your stock options will be granted by the Compensation Committee no later than 10 business days after your employment start date (the “Grant Date”). The exercise price of the stock options granted to you shall be equal to the fair market value of RealNetworks common stock on the Grant Date. Fair market value shall equal the closing price for a share of RealNetworks common stock on the Grant Date as reported by The NASDAQ Stock Market. Please be aware that unvested stock options are forfeited upon termination of employment, except as otherwise provided.

Also, you will be eligible to receive a grant of performance contingent restricted stock options for the purchase of 400,000 shares of RealNetworks common stock, subject to the approval of the Compensation Committee and the terms of the Plan and your stock option award agreement. These options will be subject to performance objectives to be set within 90 days of your start date by the Compensation Committee. You and I will agree on proposed objectives and discuss our thoughts with the Compensation Committee before it sets the final objectives. Once the objectives have been set, the options will be granted, with performance-contingent vesting adjusted so that you will be eligible to exercise up to 25% of the options on the one year anniversary of your start date, with annual performance-contingent vesting of up to an additional 25% on each of the next 3 years thereafter,

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in each case subject to attainment of the performance objectives and you remaining continuously employed with RealNetworks through the relevant vesting date. If you underperform the performance objectives for one year (thereby vesting fewer than 25% of the option grant) and over perform in a subsequent year (up through the 4th anniversary of your start date), the plan will be designed to enable you to “catch up” and vest the options that you did not earn in the underperforming year(s).

You will receive a sign-on bonus of $225,000, of which $150,000 will be paid within 30 days of your start date and $75,000 will be paid within 30 days of your family’s relocation to Seattle. The sign-on bonus is subject to repayment by you in full if you voluntarily leave RealNetworks within 18 months of your start date other than for “good reason” (as hereinafter defined).

Further, in accordance with its relocation guidelines, RealNetworks will pay or reimburse you for all your reasonable expenses incurred in connection with relocating yourself and your family to Seattle up to a maximum of $100,000, unless authorized by RealNetworks. RealNetworks will also reimburse you for the closing costs in connection with the sale of your current home and the purchase of a home in the Seattle area. It is understood that these expenses may be incurred over time, as the move of your family may be delayed due to school scheduling. RealNetworks will reimburse you for the relocation expenses and closing costs within 30 days of your submission of your reimbursement requests. This relocation benefit shall expire on August 31, 2015. These relocation reimbursements and payments may be reported as taxable income. If you voluntarily leave your employment with RealNetworks within one year of your relocation, (other than for “good reason” as defined on Exhibit A) you will be required to reimburse RealNetworks on a pro-rated basis all relocation expenses incurred by RealNetworks on your behalf. For example, if you voluntarily leave RealNetworks six months after your relocation date (other than for “good reason”), you would be responsible for repayment of 50% of all relocation expenses incurred to date.

RealNetworks offers a comprehensive array of employee benefit programs. You will receive paid time off and, upon satisfying plan applicable eligibility or waiting periods, medical/ dental/vision coverage, 401(k) participation, disability and life insurance coverage, employee stock purchase plan participation and other benefits (“Benefits”) as described in the RealNetworks Employee Handbook, Benefit Plan descriptions, and RealNetworks policies. All of the Benefits are subject to change upon notice from RealNetworks.

You will be regarded as a key employee under certain federal regulations governing family and medical leave. This status will require that you work closely with us in planning should you develop a need for family or medical leave.

In the event that RealNetworks terminates your employment without “cause” or if you terminate your employment for “good reason”, and in consideration for your signing (and not revoking) a customary separation and release agreement to be provided by RealNetworks at the time of termination, RealNetworks will provide you, at its option, with either (a) a lump sum payment equal to 15 months of your then current base salary, or (b) 15 monthly payments of your then current base salary. RealNetworks will also provide you with a pro-rated bonus as described in the paragraph below. Also, RealNetworks will cover your COBRA costs for up to 12 months (until you have another employer covering your health care costs). Finally, you shall also receive 1 year accelerated vesting of any unvested, non-performance based stock options. Such severance benefits are subject to the terms set forth on Exhibit A under the section titled “Release and Section 409A.”

With respect to the pro-rated bonus referenced in the preceding paragraph, it shall be deemed that your bonus for the year in question will be the greater of 37.5% of base salary or what you have actually earned under the bonus plan, in both cases, pro-rated based on the number of days in the year through your termination date. In addition, you will be paid your full bonus for the year prior to termination even if the termination occurs before the payment date(s) for such bonus.

You agree that in the event you wish to terminate your employment at RealNetworks other than for “good reason”, you will provide us with 90 days written notice and will continue to work fulltime for RealNetworks

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during that 90 day period unless RealNetworks determines that it does not need your services. You will be paid for any time actually worked.

In addition to the severance benefits offered above, in the event of a “Change in Control” (“CIC”), the Company agrees to provide you certain benefits as set forth in its Change of Control and Severance Agreement to be effective as of your start date, which agreement will be provided under separate cover (the “CIC Agreement”). In the event that your employment terminates in a qualifying termination and subject to the other conditions in the CIC Agreement, you will receive 1.5 times your regular severance plus 1 year accelerated vesting of any unvested, non-performance based stock options.

It is our policy that employees may not use or disclose confidential information or trade secrets obtained from any source or during any prior employment. RealNetworks requires employees to abide by all contractual and legal obligations they may have to prior employers or others, such as limits on disclosure of information or competition. Prior to signing this letter, you must inform us if you are subject to any such obligations that would prevent you from working at RealNetworks in your intended capacity or that would otherwise restrict you in the performance of your services to RealNetworks. Violation of this requirement may result in termination of your employment with RealNetworks. By signing this letter, you further agree that you will not bring to RealNetworks any confidential documents of another, nor disclose any confidential information of another, and that you will comply fully with these requirements.

Our employment relationship will be terminable at will, which means that either you or RealNetworks may terminate your employment at any time and for any reason or no reason, subject only to our respective obligations set forth in this letter agreement. Your right to receive payments described herein are subject to and conditioned upon your signing a valid general and complete release of all claims (except those relating to RealNetworks compensation obligations described under this letter agreement) against RealNetworks (and its related entities and persons) in a form provided by RealNetworks. Notwithstanding anything in the preceding sentence or elsewhere in this letter agreement to the contrary, the release will preserve and not release (1) your rights to indemnification from RealNetworks or its insurers with respect to any claims against you and (2) your rights pursuant to the CIC Agreement in the event it is later determined that your termination occurred during a Change in Control Period (as defined in the CIC Agreement).

You represent that the execution of this letter agreement, your employment with RealNetworks, and the performance of your proposed duties to RealNetworks will not violate any agreements or obligations you may have to any former employer or third party and you are not subject to any restrictions that would prevent or limit you from carrying out your duties for RealNetworks.

This offer is contingent on: (i) you providing evidence of employability as required by federal law (which includes providing RealNetworks, within three days after your employment commences, with acceptable evidence of your identity and US employment eligibility), (ii) RealNetworks receiving acceptable results from any background check or reference check and (iii) you signing the RealNetworks Development, Confidentiality and Noncompetition Agreement attached hereto.

REALNETWORKS PROVIDES EQUAL OPPORTUNITY IN EMPLOYMENT AND WILL ADMINISTER ITS POLICIES WITH REGARD TO RECRUITMENT, TRAINING, PROMOTION, TRANSFER, DEMOTION, LAYOFF, TERMINATION, COMPENSATION AND BENEFITS WITHOUT REGARD TO RACE, RELIGION, COLOR, NATIONAL ORIGIN, CITIZENSHIP, MARITAL STATUS, SEX, SEXUAL ORIENTATION, AGE, DISABILITY OR STATUS AS A DISABLED VETERAN OR VETERAN OF THE VIETNAM ERA OR ANY OTHER CHARACTERISTIC OR STATUS PROTECTED BY APPLICABLE LAW.

This letter agreement, the Development, Confidentiality and Noncompetition Agreement, the 2005 Stock Incentive Plan, the Change of Control and Severance Agreement, and your stock option award agreements contain the entire agreement between you and RealNetworks relating to your employment and supersede all prior oral and written discussion, agreements and understandings. This letter

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agreement may not be modified except in writing signed by both you and RealNetworks. Any disputes regarding this letter agreement or your employment with RealNetworks shall be governed by and construed in accordance with the laws of the State of Washington. If any provision of this letter agreement is deemed to be invalid or unenforceable, at RealNetworks option, the remaining terms shall continue in full force and effect.

This offer is valid until March 14, 2014, and subject to final approval of Real’s Compensation Committee.
We are excited about the prospect of you joining RealNetworks and look forward to working with you. Please let me know if you have questions about this offer.

Sincerely,

Rob Glaser
Interim Chief Executive Officer
RealNetworks, Inc.

I have read and agree to the terms of employment contained in this letter agreement and the attached Development, Confidentiality and Noncompetition Agreement, which represent a full, complete and fair statement of the offer of employment made to me by RealNetworks, Inc.

Atul Bali:                 Date: March 12, 2014